Filed by EQT Corporation

(Commission File No. 1-3551)

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934

Subject Company: Rice Energy Inc.

Commission File No. for Registration Statement

on Form S-4 filed by EQT Corporation: 333-219508

The following document was distributed to employees of EQT Corporation.

If you are an EQT shareholder, by now you have heard the message — follow the instructions on the WHITE proxy card to vote your shares in support of the Rice transaction.  During the last few weeks, we have learned that many of you still have questions about exactly how to do this. To assist you, we have prepared this guide. Please read on for more information about the voting process for the important special shareholder meeting on November 9, 2017.

As an EQT employee and shareholder, you may hold your shares in one or more types of accounts as described below. No matter how you hold your shares, we strongly recommend that you contact our proxy solicitor, Innisfree M&A Incorporated, if you have any questions about how to vote your shares.  You may call Innisfree TOLL-FREE at (877) 717-3930.

Type of Account	Description	Contact for More Information
Computershare

If you have a physical stock certificate or are enrolled in the Company’s Dividend Reinvestment and Stock Purchase Plan, then Computershare, our transfer agent, holds your shares.

If Computershare holds your shares, you are a registered holder.

Innisfree M&A Incorporated (877) 717-3930
Individual Brokerage Account (e.g., Fidelity Investments (Fidelity), Ameriprise, Merrill Lynch, etc.)

If you hold shares in an individual brokerage account, you will receive a communication for each individual brokerage account in which you hold EQT common stock.

If you take advantage of the Employee Stock Purchase Plan, the shares purchased via your contribution are automatically deposited into your individual brokerage account at Fidelity each month.

If you have vested EQT shares, from a previous long-term incentive award, your shares were initially deposited to your individual brokerage account at Fidelity and remain there unless you have made further arrangements.

If an individual brokerage account holds your shares, you are a beneficial holder.

Innisfree M&A Incorporated (877) 717-3930 Depending on your specific question, Innisfree may also refer you to your bank or broker representative and can help you identify that person.
Restricted Stock Account (at Fidelity)

Holders of unvested restricted stock awards(1) are entitled to vote the number of shares awarded plus any accrued dividends. These unvested restricted shares are held through your long-term incentive account held at

Innisfree M&A Incorporated (877) 717-3930

Fidelity.
Employee Savings Plan Account (at Fidelity)

If you are a participant in the Company’s Employee Savings Plan — known as the 401(k) Plan — and you hold EQT shares in your 401(k) account, these shares are held in your 401(k) account at Fidelity — which is a different account than the individual brokerage and long-term incentive accounts referenced above.

Mary Krejsa, EQT Manager, Payroll and Retirement Services (412) 553-5782

(1)Other unvested long-term incentive awards — including restricted stock units (paid in cash), incentive performance share units, value driver performance share units and stock options - are not entitled to vote at the upcoming special shareholder meeting.

WHEN WILL I RECEIVE MY PROXY MATERIALS?

By now, you should have received at least one request to vote the shares held in each of the accounts in which you hold EQT shares. Most of these communications will arrive via U.S. Mail. If you believe you have not received proxy materials for each of your accounts, please use the contact information above to request a replacement proxy card. The Company’s requests will come with an enclosed proxy card that is white in color and labeled “WHITE.”  For one or more of your accounts, you may also receive one or more solicitations from JANA Partners LLC, which include a differently worded proxy card that is yellow in color and labeled “GOLD.”

This week, EQT is sending another follow-up mailing containing a WHITE proxy card to each account identified above.  So, if you are not sure whether you have voted your accounts properly, you should receive another WHITE proxy card for each account in the next five to seven days.

It is sometimes hard to determine the account tied to a particular mailing of proxy materials, but you can typically find the brokerage firm and/or number of shares held somewhere on the proxy card. If you need help locating the information on your proxy card, please call Innisfree at the number shown above.  Identifying this information and tying it to your individual accounts can help you understand which shares you have voted, and which shares you have not voted.

HOW DO I VOTE MY PROXY MATERIALS?

The EQT Board unanimously recommends that shareholders vote “FOR” all agenda items. You can review their reasons in the shareholder benefits brochure. This is true whether you vote on the WHITE proxy card or the gold proxy card; however, we encourage you to follow the instructions on the WHITE proxy card and to discard any materials you receive from JANA.

You MUST separately vote the shares in each of your accounts. Thus, if you hold shares in each type of account identified in the table above, you will need to vote four times to ensure that all of your shares are properly represented at the special shareholder meeting on November 9, 2017. Similarly, any shares that are not held solely in your name (i.e., by a spouse, child, or jointly with another individual), must be separately voted. You may vote by mail, telephone or online by following the instructions on the proxy card(s) you receive. We encourage you to vote online or by telephone as it is the fastest way to submit your vote.

You may continue to receive solicitations encouraging you to vote the shares in each of your accounts, but you need only vote once per account unless you change your mind. Remember that the last proxy card voted — WHITE or gold — for a specific account is the one that counts. If you think you have inadvertently voted any of your shares on a gold card for a specific account, we recommend that you vote those shares again, for that specific account, using the instructions on the WHITE proxy card at any time before the meeting. If you returned a gold card by mail, contact the appropriate person above to help you obtain new WHITE cards to vote your shares.

We encourage you to vote all shares held — on the WHITE proxy card - as far in advance of the meeting as possible. Again, voting online or by telephone is the fastest way to submit your vote and ensure it is counted  for the special meeting on November 9, 2017.

HOW WILL I KNOW IF I HAVE VOTED ALL OF MY SHARES?

Unfortunately, there is no ‘single location’ to determine whether you have voted all your shares. Therefore, we encourage you to collect all of the proxy materials received, match them to the accounts identified above, and follow the instructions for each account on a WHITE card to ensure all shares are voted. If you believe you are missing any of your proxy materials, please use the contact information above to request a replacement proxy card.

I DON’T HAVE MY PROXY CARD, CAN I STILL VOTE?

You will need the proxy card to vote your registered shares, 401(k) shares and restricted stock. If necessary, use the contact information above to request a replacement proxy card for registered shares, 401(k) shares and restricted stock.

If you hold your shares in an individual brokerage account, you may be able to access the proxy materials via your bank or broker’s online portal.  For example, at Fidelity, you can access proxy materials for your individual brokerage account by logging into your account, selecting “Statements” and then selecting “Proxy Materials.”  If you navigate to your materials in this manner, pay close attention to the column titled “Proxy Type/Control Number” — we recommend that you vote the links from “Management” as they are the EQT WHITE proxy equivalent. Ignore and do not vote links labeled “Opposition” as this is JANA’s gold proxy equivalent.

SOMEONE CALLED MY HOME ASKING ME TO VOTE MY SHARES.  IS THIS NORMAL?

Yes. You may receive a phone call reminding you to vote shares held in one or more of your accounts.  The caller could be EQT’s proxy solicitor, Innisfree; or a party representing JANA Partners, LLC. The caller may also advocate that you cast your vote one way or another. Telephonic solicitation is not unusual in a contested scenario where a third-party — in this case, JANA — is actively opposing a transaction.

IS THERE ANYONE ELSE I CAN CONTACT FOR ASSISTANCE IN VOTING MY SHARES?

We strongly recommend that you contact EQT’s proxy solicitor, Innisfree, for assistance in voting your shares. However, for matters relating to accounts held at Fidelity, you may also contact Mary Krejsa (412) 553-5782), Manager, Payroll and Retirement Services and, for all accounts, Nicole King Yohe (412) 553-5891), Corporate Secretary.

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s acquisition and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT. The registration statement was declared effective by the SEC on October 12, 2017 and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.  Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.

EQT Corporation distributed the following letter to certain of its shareholders.

EQT CORPORATION

RE:  2017 SPECIAL MEETING OF SHAREHOLDERS

November 9, 2017

Dear Fellow Shareholder:

Please accept our thanks for sending in your White Proxy Card.

To avoid any possible dispute as to the validity of your proxy for the reason(s) indicated below, we are requesting that you sign, date and mail the enclosed additional White Proxy Card with the correction indicated below in the self-addressed envelope provided for your convenience.  This White Proxy Card will automatically revoke any previously granted proxy when it is returned.

☐                  Your previous White Proxy Card was unsigned.  (If signing as attorney, executor, administrator, personal representative of an estate, corporate officer, partner, trustee, custodian or guardian, please sign and give your full title as such.)

☐                  Your previous White Proxy Card was undated.  (Please date, sign and return the enclosed White Proxy Card in the enclosed envelope.)

☐                  Your previous White Proxy Card omitted your title or authority.  (If signing as attorney, executor, administrator, personal representative of an estate, corporate officer, partner, trustee, custodian or guardian, please sign and give your full title as such.)

☐                  Your previous White Proxy Card, as signed, did not conform to the name shown on the proxy.  (Please date and sign the enclosed White Proxy Card exactly as the registration appears on the proxy, including your full title if signing other than in an individual capacity.)  If the registration is in the name of a custodian for the benefit of a minor, the custodian must sign and indicate his/her capacity.  If you are a beneficiary 18 years or older, you may sign as long as you indicate your age.

☐                  Your previous White Proxy Card was not signed by all joint owners.  (If shares are registered in the name of more than one person, each such person should sign the enclosed White Proxy Card.  If a joint tenant is deceased, please indicate that you are the surviving joint owner.)

☐                  Your previous White proxy, as marked, did not clearly specify your instructions.  Please sign, date and clearly mark your White Proxy Card.

☐                  Other

Since time is of the essence, we encourage you to vote your shares by telephone or Internet by following the simple instructions on the enclosed White Proxy Card.  Otherwise, we would greatly appreciate your signing, dating and returning the enclosed White Proxy Card as soon as possible in the envelope provided. If you have any questions, please call Innisfree M&A Incorporated, the firm assisting us, toll-free at (877) 717-3930.  Once again, we greatly appreciate your support.

Sincerely,

EQT Corporation

Cautionary Statement Regarding Forward-Looking Information

This communication may contain certain forward-looking statements, including certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction, EQT’s and Rice’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, and uncertainties. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, believe, intend, estimate, plan, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

While there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements including: risks related to EQT’s acquisition and integration of acquired businesses and assets; the cost of defending EQT’s intellectual property; technological changes and other trends affecting the oil and gas industry; the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; uncertainties as to the timing of the transaction; competitive responses to the transaction; the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities; EQT’s ability to complete the acquisition and integration of Rice successfully; the possibility of litigation relating to the transaction; and other factors that may affect future results of EQT and Rice. Additional factors that could cause results to differ materially from those described above can be found in EQT’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017, June 30, 2017 and September 30, 2017, each of which is on file with the SEC and available in the “Investors” section of EQT’s website, https://www.eqt.com/, under the heading “SEC Filings” and in other documents EQT files with the SEC, and in Rice’s Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q for the quarters ended March 31, 2017 and June 30, 2017, each of which is on file with the SEC and available in the “Investor Relations” section of Rice’s website, https://www.riceenergy.com/, under the subsection “Financial Information” and then under the heading “SEC Filings” and in other documents Rice files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither EQT nor Rice assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information

In connection with the proposed transaction, EQT has filed with the SEC a registration statement on Form S-4 that contains a joint proxy statement of EQT and Rice and also constitutes a prospectus of EQT.

The registration statement was declared effective by the SEC on October 12, 2017 and EQT and Rice commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about October 12, 2017. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF EQT AND STOCKHOLDERS OF RICE ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.  Investors may obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about EQT and Rice, without charge, at the SEC’s website (http://www.sec.gov).  Copies of the documents filed with the SEC by EQT can be obtained, without charge, by directing a request to Investor Relations, EQT Corporation, EQT Plaza, 625 Liberty Avenue, Pittsburgh, Pennsylvania 15222-3111, Tel. No. (412) 553-5700.  Copies of the documents filed with the SEC by Rice can be obtained, without charge, by directing a request to Investor Relations, Rice Energy Inc., 2200 Rice Drive, Canonsburg, Pennsylvania 15317, Tel. No. (724) 271-7200.

Participants in the Solicitation

EQT, Rice, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding EQT’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on February 17, 2017, and certain of its Current Reports on Form 8-K.  Information regarding Rice’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on April 17, 2017, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the definitive joint proxy statement/prospectus of EQT and Rice and other relevant materials filed with the SEC.  Free copies of this document may be obtained as described in the preceding paragraph.